UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION

OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE

ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION

13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

1-14148

(Commission file number)

CanWest Global Communications Corp.

(Exact name of Registrant as specified in its charter)

201 Portage Avenue, Suite 3100, Winnipeg, Manitoba R3B 3L7 (204) 956-2025

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Non-Voting Shares

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☒	Rule 12h-6(d)	☐
(for equity securities)		(for successor registrants)
Rule 12h-6(c)	☐	Rule 12h-6(i)	☐
(for debt securities)		(for prior Form 15 filters)

Unless the context otherwise indicates, references in this Form 15F to “we”, “us”, “our”, “CanWest” or the “Company” are to CanWest Global Communications Corp., a Canadian company whose Non-voting Shares are listed on The Toronto Stock Exchange.

PART I

Item 1. Exchange Act Reporting History

We have been required to file reports under section 13(a) of the Securities and Exchange Act of 1934 (the “Exchange Act”) since June 4, 1996, when our non-voting shares were sold in a registered offering under the Securities Act of 1933 and listed on The New York Stock Exchange (“NYSE”).

We have filed or submitted all reports required under section 13(a) or section 15(d) of the Exchange Act and the corresponding Securities and Exchange Commission (the “SEC”) rules for the 12 months preceding the filing of this form, including our annual report on Form 40-F for the fiscal year ended August 31, 2006.

Item 2. Recent United States Market Activity

Our securities were last sold in a registered offering under the Securities Act of 1933 in June 1996.

Item 3. Foreign Listing and Primary Trading Market

The primary trading market for the Company’s non-voting shares is The Toronto Stock Exchange, which is located in Canada. The symbol of our non-voting shares on the Toronto Stock Exchange is “CGS.A”. The initial date of listing of our non-voting shares on the Toronto Stock Exchange was June 2006 and we have maintained this listing to date.

The percentage of trading in the Company’s non-voting shares that occurred on The Toronto Stock Exchange as of a recent 12-month period was 72%. The first and last day of the recent 12-month period were May 1, 2006 and April 30, 2007, respectively.

Item 4. Comparative Trading Volume Data

Not Applicable.

Item 5. Alternative Record Holder Information

As of April 24, 2007, the number of record holders of our non-voting shares who are United States residents was 210. We have relied upon the assistance of Computershare Investor Services and Broadridge Financial Solutions and to determine the number of U.S. holders of our non-voting shares.

Item 6. Debt Securities

Not Applicable.

Item 7. Notice Requirement

In accordance with Rule 12h-6(h), we issued a press release on May 11, 2007 disclosing our intent to file a Form 15F to deregister and terminate our duty to file reports under section 13(a) and 15(d) of the Exchange Act. The press release was published on major wire services including PRNewswire and submitted to the SEC under cover of Form 6-K on May 14, 2007. Additionally, the notice was published on our website.

Item 8. Prior Form 15 Filers

Not Applicable.

PART II

Item 9. Rule 12g3-2(b)

We will publish the information required under Rule 12g3-2(b)(1)(iii) on our website at http://www.canwest.com.

PART III

Item 10. Exhibits

Not Applicable.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of the filing of the Form 15F:

1. The average trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2. Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3. It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Exchange Act, CanWest Global Communications Corp. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, CanWest Global Communications Corp. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

CANWEST GLOBAL COMMUNICATIONS CORP.

Date: June 13, 2007	By:	/s/ John E. Maguire
	Name:	John E. Maguire
	Title:	Chief Financial Officer